

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

<u>Via E-mail</u>
Kristina K. Williams
Executive Vice President and Chief Financial Officer
Federal Home Loan Bank of Pittsburgh
601 Grant Street
Pittsburgh, PA 15219

   Re: **Federal Home Loan Bank of Pittsburgh**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 18, 2011
      Form 10-Q for the Fiscal Quarter Ended June 30, 2011
      Filed August 9, 2011
      File No. 000-51395

Dear Ms. Williams:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Christian Windsor

         Christian Windsor
         Special Counsel